
Power to Gas
HYDROGENICS
e·on






VATTENFALL

Q1 2016 Earnings Presentation

May 11, 2016

HYDROGENICS

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Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Q1 2016 Highlights

- Lower revenue recognition reflects customer issues, since resolved
  - Slower-than-anticipated progress payments and delays in customer site readiness
  - Expect to make up in Q2
- Business mix supports stronger gross margins
- Progress made on major growth opportunities, including Kolon


ALCO





Hydrogenics' 20-year timeline

- Hard work is done
- Growth platform is ready
- Technology differentiation in place


2014
Launch of Celerity Fuel Cell Power System for buses and trucks
2016
Kolon 1MW Power Plant in operation (South Korea)
E.ON 1.5 MW PEM Electrolyzer in operation (Hamburg, Germany)
20 YEARS HYDROGENICS
2012
E.ON 2MW Power-to-Gas Plant in operation (Falkenhagen, Germany)
2011
Launch of Next-Generation Fuel Cell platform
2009
Launch of Next-Generation Electrolyzer Platform
2008
Commercial sales of "Dry-Dry" low pressure fuel cells begin
2007
First commercial hydrogen fueling station supplied (Los Angeles, California)
2005
Stuart Energy Acquisition
2004
Delivery of first Hydrogenics backup fuel cells for data centres and telecom sites
2003
First Hydrogenics fuel cell for buses
2002
Germany operations begin
2001
First export sales to Japan and Germany
2000
Hydrogenics IPO
1995
Hydrogenics founded

HYDROGENICS
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Application: Continuous Clean Power

KOLON

- Initial 1MW pilot plant running well and meeting targets
- Next step for 50MW in final planning stages
- Detailed legal agreements, project financing and set-up of customer special purpose corporation under development
- Greater than $100M opportunity near-term
- Production must start in 2016 to meet customer timing
- Overall two year site development
- Korea remains committed to fuel cell power generation





Application: Energy Storage

- Critical reference sites continue to perform well with high visitor traffic
- Geographic reach of project pipeline and prospects now spans 8 countries
- $14B Energy Storage Market for Power-to-Gas by 2030
- $80M pipeline of qualified leads continues to mature
- Recent announcements of funding support for €15M project in Denmark and new 5MW project in Canada
- Broad recognition of hydrogen contribution to renewable energy integration is emerging in Europe and Asia
- "Only Hydrogen has the capacity to meet the needs" – E.ON

e·on



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Application: Fuel Cell Mobility

- First deliveries have now been made to Alstom for development of rail application in Europe
- Further proposals filed for significant projects in California
- Four Certified Integrator Agreements in China supporting significant demand for product
    - $3M in firm orders in hand, with $7M pending
    - 2 Prototypes integrated next block orders anticipated
    - Chinese policy support for 1.0M RMB of 1.6M RMB cost for buses

CELERITY


CELERITY







Major Program Progress

Program Area	Lead Customer	Status	Value
Stationary MW Power	Kolon	1MW meeting targets 50MW in late stage negotiation	>$100M Pending
Hydrogen Rail	Alstom Transport	Program on schedule Next vehicle integrated proto in 2016	>$50M Booked
Detritiation	Kurion	First Pilot complete and successful Further sites planned	TBD
Propulsion	Confidential	Program reactivated after design approval Proto and first commercial builds	$30M Firm $60M Pend
Power to Gas	EON Enbridge	2 Sites operating – more planned First Canadian facility in build for 2016	$20M deliv $80M Pipeline
Mobility	4 CIP* China	First proto builds under dev	$10M
Automotive	4 Confidential 2 OEM 2 Disruptors Fueling	New early stage technology development support and vehicle integration Vehicle supply driving interest	TBD

*Certified Integrator Program Partners

HYDROGENICS
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Investment Thesis: Strong Differentiated Technology

- 20 years of proven track record

- Now maturing into a scaling success story

Significant Scaling Opportunity	China California Europe	Germany Now followed Internationally	Kolon Kurion
Meaningful Contribution On Big Themes	Clean Transport	High Penetration RE + Storage	Technology Innovation With Scale
Multiple Ways to Win	Zero Emission Elec Transport	Utility Scale Power to Gas Energy Storage	Specialized Hydrogen Applications

Q1 Revenue

Three months ended March 31, 2016


Revenue
$M
8.0
4.0
0.0
7.5
43%
4.3
Power Systems
OnSite Generation
2015
2016


Revenue by Business Unit
$M
6
4
2
0
3.3
1.7
4.2
2.6
2015
2016
OnSite Generation
Power Systems

Notes

Revenue was $4.3 million, a 43% decrease year-over-year, reflecting fewer orders shipped in the current quarter including the lack of a comparable project which occurred in the first three months ended March 31, 2015; the delivery of a large project to a research organization in Germany.

HYDROGENICS
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Q1 Gross Margin

Three months ended March 31, 2016



Gross Margin
%
40.0
30.0
20.0
10.0
-
4.3
15.3
28.0
2015
2016
Power Systems
OnSite Generation



Gross Margin By Business Unit
%
45
40
35
30
25
20
15
10
5
0
8.3
6.5
20.9
42.4
OnSite Generation
Power Sytems
2015
2016

Notes

Gross margin was 28.0% of revenue for the quarter, versus 15.3% in the prior-year period. The first quarter in 2015 included the impact of a significant lower margin German project.

Q1 Results

(in $ millions)

	Three months ended Mar. 31		Change	
	2016	2015	$	%
Revenue	$ 4.3	$ 7.5	(3.2)	(43)%
Gross Profit	1.2	1.1	0.1	5%
Gross Margin %	*28.0%*	*15.3%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.0	2.4	(0.4)	(17) %
Research and product development	1.1	1.0	0.1	10%
Adjusted EBITDA	$ (1.9)	$ (2.3)	$ (0.4)	(18)%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 24 for a reconciliation of this measure to net loss.

Order Backlog

As of March 31, 2016

($M)

	Jan. 1/16 Backlog	Orders Received	FX	Orders Delivered	Mar. 31/16 Backlog
OnSite Generation	$ 17.1	$ 5.6	$ 0.5	$ 1.7	$ 21.5
Power Systems	76.2	0.2	2.7	2.6	76.5
Total	$ 93.3	$ 5.8	$ 3.2	$ 4.3	$ 98.0

Of the above backlog of $98.0 million, we expect to recognize $30.5 million in the following twelve months as revenue. In addition, revenue for the year ending December 31, 2016 will also include orders received and delivered in 2016.

Consolidated Balance Sheet Highlights

($M)

	Mar. 31, 2016	Dec. 31, 2015	Change $	Change %
Cash and cash equivalents and restricted cash	$ 19.1	$ 24.9	(5.8)	(23)%
Trade, other and grants receivable	10.3	10.4	(0.1)	(1)%
Inventories	18.4	14.3	4.1	29%
Operating borrowings	-	1.1	(1.1)	(100)%
Trade and other payables	8.4	7.8	0.6	8%
Financial liabilities	8.8	9.0	(0.2)	(3)%

Q1 Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended March 31, 2016	Three months ended March 31, 2015
Net loss (income)	$ 2.4	$ 3.4
Finance (income) loss, net	(0.2)	(1.0)
Amortization and depreciation	(0.2)	(0.1)
Compensation indexed to share price	-	0.1
Stock-based compensation expense	(0.1)	(0.1)
Adjusted EBITDA loss (income)	**$ 1.9**	**$ 2.3**

* Note certain figures have been adjusted for rounding

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